August 9, 2024

Joseph Robert
Chief Executive Officer
Robert Ventures Holdings LLC
2810 N. Church St.
#28283
Wilmington, DE 19802

       Re: Robert Ventures Holdings LLC
           Amendment No. 5 to Offering Statement on Form 1-A
           Filed July 16, 2024
           File No. 024-12331
Dear Joseph Robert:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2024 letter.

Amendment No. 5 to Offering Statement on Form 1-A filed July 16, 2024 Management's Discussion and Analysis...
Liquidity and Capital Resources, page 31

1. We note your response to prior comment 1. Please revise your disclosure to clarify that you were able to extend for 3 months in April and were able to extend for an additional 3 months in July. Please clarify whether you are automatically able to extend for three months each time by contract, or if it is possible that you may not be able to extend for further 3-month periods in the future. Please clarify the cost to you of such extensions. To the extent it is possible you may not be able to extend the Cobia loan in the future, please disclose the associated risks. Please provide similar disclosure regarding the Rampart loan.
 August 9, 2024
Page 2
Experts, page 38

2. We note you continue to refer to the inclusion of an audit report from SD Associates, PC as the auditor of your "financial statements for the periods from ended December 31, 2021 and December 31, 2022." Please address the following:
           Update your disclosure to refer to the audit report as of and for the fiscal years ended
           December 31, 2023 and December 31, 2022 as provided by Abdi Sheikh-Ali, CPA,
           PLLC, and your reliance on such firm as an expert, or tell us why you believe the continued reference to the report provided by SD Associates, PC, whom was not in compliance with Rule 2-01 of Regulation S-X for the years ended December 31, 2023 and 2022, is appropriate;
           Update disclosure in Part I of your offering circular to refer to your current independent auditor or advise.
Consolidated Statements of Income, page F-5

3. Please remove the subtotal representing EBITDA from your consolidated statement of income as it is not appropriate to present a non-GAAP financial measure on the face of the financial statements prepared in accordance with GAAP. Refer to Item
       10(e)(1)(ii)(C) of Regulation S-K.
Consolidated Statement of Changes in Members' Interest, page F-7

4. Please revise the consolidated statement of changes in members' interest for inception period May 3, 2022 to December 31, 2022 to accurately reflect the activity for such period and the balances as of such dates.
General

5. We note certain articles on your website stating that your future investment strategy will include investments in infrastructure tokens, among others. Refer to the October 10, 2023, article titled, "Bond Basics: A Comprehensive Guide to How Bond Investing Works" and
       the September 27, 2023, article titled, "The Annuity Blueprint:
Understanding How
       Annuities Work." To the extent that your future investment strategy will include investments in infrastructure tokens, please revise your offering statement to disclose the same, or advise otherwise.
6. We note your response to prior comment 3, which appears to imply that the Company
       intends to rely on Rule 3a-2 to the extent that the Company   s holdings
cause it to meet the
       definition of an investment company under Section 3(a)(1)(C) as of the end of any fiscal
       quarter not associated with the Company   s annual review of its
holdings. Please update
       the Company   s disclosure to note that (i) even while the Company
intends to review its
       investment portfolio only on an annual basis to ensure that the Company does not trigger the definition of an investment company under Section 3(a)(1)(C), the Company could trigger such definition at the end of interim quarters and (ii) while the Company intends to rely on Rule 3a-2 if it triggers such definition (if it is available to the Company), the
       Company would need to comply with the requirement in Rule 3a-2(a)(2) to adopt an appropriate board resolution or other action and, further, may only rely on Rule 3a-2 once during any three-year period. See Rule 3a-2(c).
 August 9, 2024
Page 3

        Please contact Kristina Marrone at 202-551-3429 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction